Exhibit 23.1

The Board of Directors
Coyote Sports, Inc. and subsidiaries:

We consent to the incorporation by reference in this registration statement on Form S-4 of Coyote Sports, Inc. and subsidiaries of our report dated March 23, 1998 relating to the consolidated balance sheets of Coyote Sports, Inc. and subsidiaries as of December 31, 1997 and 1996 and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended, which report appears in the December 31, 1997, Annual Report on Form 10-KSB of Coyote Sports, Inc. and subsidiaries and to the reference to our firm under the heading "Experts" in the prospectus.

/s/ KPMG LLP

Boulder, Colorado
March 2, 1999